
15005022

No Act
PE 12/12/14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2015

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-21-15

Anne M. Foulkes
PPG Industries, Inc.
foulkes@ppg.com

Re: PPG Industries, Inc.
Incoming letter dated December 12, 2014

Dear Ms. Foulkes:

This is in response to your letter dated December 12, 2014 concerning the shareholder proposal submitted to PPG by John Chevedden. We also have received letters from the proponent dated December 15, 2014, December 28, 2014 and January 11, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 21, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PPG Industries, Inc.
Incoming letter dated December 12, 2014

The proposal requests that the board take the steps necessary so that each voting requirement in PPG's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary, this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

There appears to be some basis for your view that PPG may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that PPG will provide shareholders at PPG's 2015 annual meeting with an opportunity to approve amendments to PPG's articles of incorporation and bylaws that would replace each provision that calls for a supermajority vote with a majority vote requirement. Accordingly, we will not recommend enforcement action to the Commission if PPG omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 11, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
PPG Industries, Inc. (PPG)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 12, 2014 company request concerning this rule 14a-8 proposal.

The company seems to promise a sham repeat proposal. Management fails to cite any reason that its purported 2015 proposal would obtain any greater level of support than its failed 2014 proposal. The 2014 proposal failed due to lack of casting ballots by shareholders. The failed 2014 proposal received overwhelming 98% support from the shares that voted.

If the topic were executive pay and it needed a boost in votes cast in order to pass – one can bet that management would have made a greater effort to get out the vote per the text below.

A December 21, 2014 article highlights a step that the company would take if the company were genuinely interested in supporting this proposal topic:

"It may be advisable to retain a proxy solicitor and/or other expert(s) to collect data on the inclinations of the company's largest shareholders, predict the range of shareholder approval that the proposal will likely receive, and advise on the most favorable approach to take given the company's specific circumstances."
Source: "SEC Allows Exclusion of Conflicting Proxy Access Shareholder Proposal"
Posted by Yaron Nili, Co-editor, HLS Forum on Corporate Governance and Financial Regulation, on Sunday December 21, 2014 at 9:00 am The Harvard Law School Forum on Corporate Governance and Financial Regulation

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Anne M. Foulkes <foulkes@ppg.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

December 28, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
PPG Industries, Inc. (PPG)
Special Shareholder Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 12, 2014 company request concerning this rule 14a-8 proposal.

The company cited absolutely nothing that it would do to prevent a second failed company proposal on the same topic in 2-years. In other words the company is seeking no action relief by spending shareholder money on a 2015 copycat failure.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Anne M. Foulkes <foulkes@ppg.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

December 15, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
PPG Industries, Inc. (PPG)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 12, 2014 company request concerning this rule 14a-8 proposal.

The company seems to promise a sham repeat proposal. Management fails to cite any reason that its purported 2015 proposal would obtain any greater level of support than its failed 2014 proposal. The 2014 proposal failed due to lack of casting ballots by shareholders. The failed 2014 proposal received overwhelming 98% support from the shares that voted.

If the topic were executive pay and it needed a boost in votes cast in order to pass – one can bet that management would have made a greater effort to get out the vote.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Anne M. Foulkes <foulkes@ppg.com>

[PPG: Rule 14a-8 Proposal, November 4, 2014]

Proposal 4 – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won 98% shareholder support in 2014 – yet our management failed to adopt it since our management did not fully support the proposal that won our 98% support. This proposal topic also won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 79%-shareholder majority.

Adoption of this proposal topic would pave the way for adoption of annual election of each director which won our 99% shareholder support in 2013. It is time that our management seriously pays attention to shareholder votes higher than 98%.

Additional issues (as reported in 2014) are an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm gave our board an F. Five directors had an independence-robbing 11 to 19 years long-tenure and these directors controlled 60% of the vote on our audit committee and 50% of the vote on the nomination committee. Three directors were inside-related directors including 40% of our audit committee as was 33% of our executive pay committee – which was associated with the $63 million in 2013 Total Realized Pay for Charles Bunch.

PPG Industries was cited with serious and willful safety violations by the Department of Labor after a fatality at the Barberton facility when a worker became entangled in an unprotected spindle winder (January 2014).

Returning to the core topic of this proposal, please vote to protect shareholder value:

Simple Majority Vote – Proposal 4



PPG Industries

Bringing innovation to the surface.™

PPG Industries, Inc.
One PPG Place, 39th Floor
Pittsburgh, Pennsylvania 15272 USA
Telephone (412) 434-2471
Fax (412) 434-2490
foulkes@ppg.com

Anne M. Foulkes
Assistant General Counsel and Secretary

December 12, 2014

Via E-mail (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: PPG Industries, Inc.; Omission of Shareholder Proposals Submitted by John Chevedden; Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8.

Ladies and Gentlemen:

I am writing on behalf of PPG Industries, Inc. ("PPG") to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that PPG intends to omit from its proxy solicitation materials for its 2015 annual meeting of shareholders a shareholder proposal (the "Proponent's Proposal") submitted by John Chevedden (the "Proponent"). In accordance with Rule 14a-8(j), PPG hereby respectfully requests that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action against PPG if the Proponent's Proposal is omitted from PPG's proxy solicitation materials for its 2015 annual meeting of shareholders (the "2015 Annual Meeting") in reliance on Rule 14a-8(i)(9) and/or Rule 14a-8(i)(10). Copies of the Proponent's Proposal and accompanying materials are attached as Exhibit A.

PPG expects to file a preliminary proxy statement on or about February 13, 2015 due to the inclusion in the proxy solicitation materials of a proposal to amend PPG's Articles of Incorporation, as described below. PPG expects to file its definitive proxy solicitation materials for the 2015 Annual Meeting on or about March 5, 2015. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which PPG expects to file the definitive proxy solicitation materials for the 2015 Annual Meeting.

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), I am submitting this request for no-action relief to the Commission under Rule 14a-8 by use of the Commission's email address, shareholderproposals@sec.gov, and I have included my name and telephone number both in this letter and the cover email accompanying this letter. In accordance with the Staff's instruction in Section E of SLB 14D, I am simultaneously forwarding by email and/or facsimile a copy of this letter to the Proponent. The Proponent is requested to copy the undersigned on any response he may choose to make to the Staff and concurrently submit to the undersigned any such response or other correspondence.

THE PROPONENT'S PROPOSAL

The Proponent's Proposal sets forth the following resolution:

> RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

A copy of the Proponent's Proposal, including the Proponent's supporting statement, are attached as Exhibit A.

BACKGROUND

PPG's Articles of Incorporation currently require the affirmative vote of at least 80% of the shares of PPG's outstanding common stock entitled to vote in order for shareholders to approve the following actions: (i) repealing the classified board structure; (ii) changing the size of PPG's Board of Directors (the "Board") beyond the parameters set forth in PPG's Articles of Incorporation (the "Articles of Incorporation"); (iii) removing a director from office outside of the annual meeting process; (iv) amending the provision of the Articles of Incorporation requiring a supermajority vote to approve certain business combinations with a party that owns 20% or more of PPG's outstanding common stock; and (v) amending the director liability and indemnification provisions. PPG's Bylaws (the "Bylaws") currently require the affirmative vote of at least 80% of the shares of PPG's outstanding common stock entitled to vote in order for shareholders to approve the following actions: (i) repealing the classified board structure; (ii) removing a director from office outside the annual meeting process; and (iii) amending the director liability and indemnification provisions.

The Proponent's Proposal is substantially identical to a precatory proposal on the same topic submitted to PPG by the Proponent in connection with PPG's 2013 annual meeting of shareholders (the "2013 Proposal"). PPG included the 2013 Proposal in its proxy solicitation materials for its 2013 annual meeting of shareholders (the "2013 Annual Meeting"). The 2013 Proposal received the support of a majority of the cast votes at the 2013 Annual Meeting. PPG reported that the 2013 Proposal was approved by its shareholders at the 2013 Annual Meeting in its Current Report on Form 8-K filed on April 22, 2013.

Following the 2013 Annual Meeting, the Nominating and Governance Committee of the Board (the "Committee") and the Board as a whole each considered the 2013 Proposal, including the amount of shareholder support it received and the advantages and disadvantages of maintaining the supermajority voting requirements in the Articles of Incorporation and the Bylaws. Ultimately, both the Committee and the Board as a whole determined that it was in the best interests of PPG to replace the supermajority voting requirements. Upon the recommendation of the Committee, the Board unanimously approved an amendment to the Articles of Incorporation and a related amendment to the Bylaws to replace the supermajority vote requirements in the Articles of Incorporation and the Bylaws with a simple "majority votes cast and entitled to vote" standard or the closest standard thereto allowed by applicable Pennsylvania law, each subject to shareholder approval of such amendment of the Articles of Incorporation at PPG's 2014 annual meeting of shareholders (the "2014 Annual Meeting").

PPG included in its proxy solicitation materials for the 2014 Annual Meeting a Board-sponsored proposal to amend the Articles of Incorporation to replace the supermajority voting requirements therein (the "2014 Proposal"). In particular, the 2014 Proposal sought shareholder approval for a proposed amendment to the Articles of Incorporation to reduce the voting requirements for the actions otherwise requiring a supermajority standard pursuant to the terms of the Articles of Incorporation and to replace such supermajority standards with a majority of the votes cast and entitled to vote standard. Because the Pennsylvania Business Corporation Law (the "BCL") may require the affirmative vote of a majority of the shares of outstanding stock (excluding the vote of the interested shareholders) or the affirmative vote of all of the shares of outstanding common stock to approve certain business combinations between PPG and a person owning 20% of more of PPG's outstanding common stock, the 2014 Proposal contemplated that the required vote to approve such interested shareholder transactions would be reduced to the minimum vote permitted by the BCL, which is not a standard based on the majority of the votes cast and entitled to vote. The Board also voted to remove the supermajority voting standards from the Bylaws and replace them with a standard requiring the affirmative vote of a majority of the votes cast and entitled to vote, conditional upon approval by PPG's shareholders of the 2014 Proposal. The Board recommended that PPG shareholders vote "FOR" the 2014 Proposal. Pursuant to the terms of the Articles of Incorporation, the affirmative vote of the holders of at least 80% of the shares of PPG's outstanding common stock entitled to vote (including abstentions) at the 2014 Annual Meeting was required for approval of the 2014 Proposal. As reported by PPG in its Current Report on Form 8-K filed on April 22, 2014, the 2014 Proposal did not receive the requisite shareholder approval at the 2014 Annual Meeting. Accordingly, the 2014 Proposal was not approved by PPG's shareholders, and neither the Articles of Incorporation nor the Bylaws were amended as contemplated by the 2014 Proposal.

Following the 2014 Annual Meeting, the Committee and the Board as a whole again considered the supermajority vote requirements that were the subject of the

2013 Proposal and the 2014 Proposal, including the amount of shareholder support received by the 2013 Proposal and the 2014 Proposal and the advantages and disadvantages of maintaining the supermajority voting requirements in the Articles of Incorporation and the Bylaws. Both the Committee and the Board as a whole continue to believe that it is in the best interests of PPG to replace the supermajority voting requirements. Upon the recommendation of the Committee, in December 2014, the Board unanimously approved including in the proxy materials for the 2015 Annual Meeting a Board-sponsored proposal to replace the supermajority vote requirements in the Articles of Incorporation with a requirement for the majority of the votes cast and entitled to vote or the closest standard thereto allowed by applicable Pennsylvania law, each subject to shareholder approval of such amendment. Accordingly, PPG will include in its proxy solicitation materials for the 2015 Annual Meeting a Board-sponsored proposal to amend the Articles of Incorporation to replace the supermajority voting requirements therein (the "PPG Proposal"). The proposed amendment of the Articles of Incorporation that will be the subject of the PPG Proposal will be substantially identical to the proposed amendment of the Articles of Incorporation that was the subject of the 2014 Proposal. The Board will recommend that shareholders vote "FOR" the PPG Proposal. Pursuant to the terms of the Articles of Incorporation, the affirmative vote of the holders of at least 80% of the shares of PPG's outstanding common stock entitled to vote (including abstentions) at the 2015 Annual Meeting will be required for shareholder approval of the PPG Proposal.

DISCUSSION

A. The Proponent's Proposal May Be Excluded Under Rule 14a-8(i)(9) Because the Proponent's Proposal Directly Conflicts with the PPG Proposal.

Rule 14a-8(i)(9) provides that a shareholder proposal may be omitted from a proxy statement if the proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 34-40018, n. 27 (May 21, 1998).

The PPG Proposal and the Proponent's Proposal would present alternative and conflicting decisions for PPG's shareholders because, while similar in focus, the PPG Proposal contemplates a different voting standard for certain transactions between PPG and a party that owns 20% or more of PPG's outstanding common stock, as required by the BCL. The appearance in the proxy solicitation materials for the 2015 Annual Meeting of both the Proponent's Proposal and the PPG Proposal would present the opportunity for the type of ambiguous and conflicting results that Rule 14a-8(i)(9) is designed to prevent.

The Staff has consistently concurred in the exclusion of shareholder proposals which are substantially similar to the Proponent's Proposal under Rule 14a-8(i)(9) where, as here, the company indicated its intention to submit its own proposal seeking approval of amendments to its governing documents to amend the relevant provisions containing supermajority thresholds. See, e.g., *Ellie Mae Inc.* (March 19, 2014) (concurring with the exclusion of a shareholder proposal requesting that the company amend its supermajority provisions and adopt a majority of votes cast standard where the company planned to submit a proposal to replace its supermajority provisions with a majority of shares outstanding standard because the proposals "directly conflict" and "would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results"); see also, *FirstEnergy Corp.* (March 1, 2013); *The NASDAQ OMX Group, Inc.* (Feb. 22, 2013); *OGE Energy Corp.* (Feb. 21, 2013); *SAIC, Inc.* (Feb. 15, 2013); *CVS Caremark Corporation* (Feb. 8, 2013); *Nucor Corporation* (Jan. 28, 2013); Alcoa Inc. (Jan. 6, 2012); *Fluor Corporation* (Jan. 25, 2011); and *Del Monte Foods Co.* (June 3, 2010).

Consistent with the numerous precedents above, there is a direct conflict between the Proponent's Proposal and the PPG Proposal, which both seek to change the supermajority voting requirements in the Company's governing documents. As noted above, depending on the form of the transaction, the BCL may require the affirmative vote of a majority of the shares of outstanding stock (excluding the vote of the interested shareholders) or the affirmative vote of all of the shares of outstanding common stock to approve certain business combinations between PPG and a person that owns 20% of more of PPG's outstanding common stock. The Proponent's Proposal may be read to call for a majority of the votes cast standard in such cases; whereas, the PPG Proposal specifically addresses the applicable requirements of the BCL with respect to such transactions but otherwise would reduce the current supermajority voting requirements to a majority of the votes cast and entitled to vote standard. If both proposals were included in the proxy solicitation materials for the 2015 Annual Meeting, they would present different and directly conflicting decisions for shareholders on the same subject matter at the same shareholder meeting. As a result, in the event of an affirmative vote on one proposal but not the other proposal, PPG would be unable to determine what its shareholders intended to support. Likewise, a favorable shareholder vote for both the Proponent's Proposal and the PPG Proposal would result in an inconsistent and inconclusive mandate from PPG's shareholders. In any such case, PPG would be unable to determine the set of voting standards its shareholders intended to support and what steps would be required from PPG in light of the circumstances and the applicable provisions of the BCL. Accordingly, the Company intends to exclude the Proponent's Proposal from its proxy solicitation materials for the 2015 Annual Meeting under Rule 14a-8(i)(9), because the Proponent's Proposal directly conflicts with the PPG Proposal.

B. The Proponent's Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Proponent's Proposal Has Been Substantially Implemented by PPG.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy solicitation materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were fully effected by the company. See Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g., *Exelon Corp.* (Feb. 26, 2010); *Exxon Mobil Corp.* (March 23, 2009); *Exxon Mobil Corp.* (Jan. 24, 2001); *Masco Corp.* (March 29, 1999); *The Gap, Inc.* (March 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991).

The Staff consistently has concurred that similar shareholder proposals calling for the elimination of provisions requiring a greater than simple majority vote, like the Proponent's Proposal, are excludable under Rule 14a-8(i)(10) where the company's board of directors lacks unilateral authority to adopt amendments to the company's governing documents but has taken all of the steps within its power to eliminate the supermajority voting requirements in those documents and determined to submit the issue for shareholder approval. For instance, in *Visa Inc.* (Nov. 14, 2014), the company's board of directors approved charter amendments to eliminate supermajority voting provisions, but the amendments would only become effective upon shareholder approval of the charter amendments. The company argued, and the Staff concurred, that no-action relief was appropriate based on the actions taken by its board of directors and the forthcoming submission of the matter for the requisite approval by the company's shareholders. For additional examples where the Staff granted no-action relief with respect to a proposal similar to the Proponent's Proposal based on action by the company's board of directors and a forthcoming shareholder vote on the matter, see also *McKesson Corp.* (avail. Apr. 8, 2011); *Applied Materials, Inc.* (avail. Dec. 19, 2008); *Sun Microsystems, Inc.* (Aug. 28, 2008); *H.J. Heinz Co.* (March 10, 2008).

The Articles of Incorporation and the Bylaws currently contain certain supermajority voting provisions, as described above. The Board has approved including the PPG Proposal, a Board-sponsored proposal to replace the supermajority vote requirements in the Articles of Incorporation with a requirement for the majority of the votes cast and entitled to vote or, with respect to certain transactions described above, the closest standard thereto allowed by the BCL, in PPG's proxy solicitation materials for the 2015 Annual Meeting. The PPG Proposal also will contemplate a related amendment to the Bylaws to eliminate the supermajority voting thresholds therein. If the PPG Proposal receives the requisite shareholder approval at the 2015 Annual Meeting, the supermajority voting thresholds currently in the Articles of Incorporation and the Bylaws will be removed promptly thereafter and be replaced with voting thresholds which are wholly consistent with the thresholds requested in the Proponent's Proposal. Further, if the Proponent's Proposal, which is a precatory proposal, were approved by PPG shareholders at the 2015 Annual Meeting, the request set forth in the Proponent's Proposal only could be implemented following a subsequent vote by PPG's shareholders to approve a proposed amendment to the Articles of Incorporation which would be substantially identical to the amendment contemplated by the PPG Proposal. Thus, the PPG Proposal fully addresses the underlying concerns and essential objectives of the Proponent's Proposal and would substantially implement the Proponent's Proposal.

CONCLUSION

Based upon the foregoing, PPG believes that the Proponent's Proposal may be properly omitted from its proxy solicitation materials for the 2015 Annual Meeting under Rule 14a-8(i)(9) because the Proponent's Proposal directly conflicts with the PPG Proposal, which will be submitted by PPG to its shareholders for a vote at the 2015 Annual Meeting, with a recommendation by the Board that PPG's shareholders vote "FOR" the PPG Proposal. PPG also believes that the Proponent's Proposal may be properly omitted from its proxy solicitation materials for the 2015 Annual Meeting under Rule 14a-8(i)(10) because the Proponent's Proposal has been substantially implemented by PPG as a result of the action taken by the Board to approve the submission of the PPG Proposal for a vote by PPG's shareholders at the 2015 Annual Meeting.

PPG respectfully requests that the Staff concur that it will not recommend enforcement action against PPG if PPG omits the Proponent's Proposal from its proxy solicitation materials for the 2015 Annual Meeting. The directly applicable precedents cited in this letter demonstrate the validity of PPG's request. If the Staff does not concur with the positions of PPG discussed above, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

If you have any questions or require any additional information, please do not hesitate to contact me at (412) 434-2471. Consistent with Staff Legal Bulletin No. 14F (July 14, 2001), please respond to this letter via email to foulkes@ppg.com. I would appreciate if the Staff also would send a copy of any response to Greg E. Gordon, Senior Counsel, Corporate Law, PPG Industries, Inc., at gordon@ppg.com.

Sincerely,



Anne M. Foulkes
Assistant General Counsel and Secretary

Attachments

cc: John Chevedden (via email *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***


RECEIVED
NOV - 4
LAW DEPARTMENT

Ms. Anne M. Foulkes
Corporate Secretary
PPG Industries, Inc. (PPG)
One PPG Place
Pittsburgh PA 15272
PH: 412 434-3131
FX: 412-434-2125

Dear Mr. Foulkes,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

November 4, 2014
Date

cc: Greg Gordon <gordon@ppg.com>
Laura Stull <lstull@ppg.com>
Vince Morales <vmorales@ppg.com>
PH: 412-434-2471
FX: 412-434-2490

[PPG: Rule 14a-8 Proposal, November 4, 2014]
Proposal 4 – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won 98% shareholder support in 2014 – yet our management failed to adopt it since our management did not fully support the proposal that won our 98% support. This proposal topic also won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 79%-shareholder majority.

Adoption of this proposal topic would pave the way for adoption of annual election of each director which won our 99% shareholder support in 2013. It is time that our management seriously pays attention to shareholder votes higher than 98%.

Additional issues (as reported in 2014) are an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm gave our board an F. Five directors had an independence-robbing 11 to 19 years long-tenure and these directors controlled 60% of the vote on our audit committee and 50% of the vote on the nomination committee. Three directors were inside-related directors including 40% of our audit committee as was 33% of our executive pay committee – which was associated with the $63 million in 2013 Total Realized Pay for Charles Bunch.

PPG Industries was cited with serious and willful safety violations by the Department of Labor after a fatality at the Barberton facility when a worker became entangled in an unprotected spindle winder (January 2014).

Returning to the core topic of this proposal, please vote to protect shareholder value:
Simple Majority Vote – Proposal 4

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



PPG Industries
Bringing innovation to the surface.™

PPG Industries, Inc.
One PPG Place, 39th Floor
Pittsburgh, Pennsylvania 15272 USA
Telephone (412) 434-2471
Fax (412) 434-2490
foulkes@ppg.com

Anne M. Foulkes
Assistant General Counsel and Secretary

November 5, 2014

Via E-mail *** FISMA & OMB Memorandum M-07-16 *** **and Overnight Courier**
Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal

Dear Mr. Chevedden:

On November 4, 2014, we received from you a shareholder proposal for inclusion in PPG Industries, Inc.'s 2015 proxy statement (the "Proposal"). We are currently reviewing the Proposal.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, in order to be eligible to submit a proposal, you must (a) have been the record or beneficial owner of at least $2,000 in market value of PPG Industries, Inc. common stock on November 4, 2014, the day you submitted your shareholder proposal to PPG and (b) have continuously held your shares for at least one year prior to November 4, 2014. Therefore, in accordance with Rule 14a-8, please provide us with documentary support that these requirements have been met. If your shares are held by a broker, bank or other record holder, the broker, bank or other record holder must be a Depository Trust Company participant and provide us with a written statement as to when the shares were purchased and that the minimum number of shares has been continuously held for the required one-year period. *You must provide the required documentation to us no later than 14 calendar days after your receipt of this letter.*

Please do not hesitate to call me with any questions.

Sincerely,

Anne M Foulkes

Anne M. Foulkes

AMF:ls

Personal Investing P.O. Box 770001
Cincinnati, OH 45277-0045



Post-it® Fax Note 7671	Date 11-14-14	# of pages ▸
To Anne Foulkes	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 412-434-2490	Fax #	

PPG

November 13, 2014

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100.000 shares of General Dynamics Corp. (CUSIP: 369550108, trading symbol: GD), no fewer than 50.000 shares of PPG Industries, Inc. (CUSIP: 693506107, trading symbol: PPG), no fewer than 500.000 shares of Ford Motor Company, Inc. (CUSIP: 345370860, trading symbol: F), no fewer than 100.000 shares of Lockheed Martin Corp. (CUSIP: 539830109, trading symbol: LMT), no fewer than 50.000 shares of the Boeing Company (CUSIP: 097023105, trading symbol: BA) and no fewer than 100.000 shares of Spirit Aerosystems Holdings, Inc. (CUSIP: 848574109, trading symbol: SPR) since July 1, 2013 (a period exceeding sixteen months of continuous ownership in each position as of the date of this letter).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W277922-13NOV14



PPG Industries

Bringing innovation to the surface.™

PPG Industries, Inc.
One PPG Place, 39th Floor
Pittsburgh, Pennsylvania 15272 USA
Telephone (412) 434-2471
Fax (412) 434-2490
foulkes@ppg.com

Anne M. Foulkes
Assistant General Counsel and Secretary

December 11, 2014

Via E-mail *** FISMA & OMB Memorandum M-07-16 *** **and Overnight Courier**
Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal

Dear Mr. Chevedden:

On November 4, 2014, we received from you a shareholder proposal for inclusion in PPG Industries, Inc.'s 2015 proxy statement requesting that PPG replace the supermajority voting provisions in its Articles of Incorporation and Bylaws with a simple majority vote. Earlier today, our Board of Directors, upon the recommendation of the Board's Nominating and Governance Committee, determined to include in PPG's 2015 proxy statement a Board sponsored proposal to replace the supermajority voting provisions in its Articles of Incorporation and Bylaws with a majority of votes cast standard or the closest standard allowed by law (the "2015 Management Proposal"). As you recall, PPG included the same proposal in its 2014 proxy statement (the "2014 Management Proposal"); however, the 2014 Management Proposal failed to receive the required approval of the holders of 80% of PPG's outstanding common stock as required by PPG's Articles of Incorporation. We believe that the 2014 Management Proposal failed in part due to the New York Stock Exchange rule that prevented brokers from using their discretion to vote uninstructed shares on the proposal.

The 2015 Management Proposal will be substantially the same as the 2014 Management Proposal and again will request that shareholders approve the same amendments to PPG's Articles of Incorporation and Bylaws to replace the supermajority voting provisions in these documents as the 2014 Management Proposal did. I have attached a copy of the 2014 Management Proposal for your reference along with copies of PPG's current Articles of Incorporation and Bylaws marked to show the proposed amendments.

Because the 2015 Management Proposal requests that PPG's shareholders approve the same amendments to PPG's Articles of Incorporation and Bylaws that your proposal requests, we believe that your proposal directly conflicts with the 2015 Management Proposal. Therefore, we respectfully request that you withdraw your proposal. To reserve PPG's rights, we plan to file a no-action letter with the Securities and Exchange Commission ("SEC") requesting that the SEC not recommend any enforcement action against PPG if we exclude your proposal from our 2015 proxy statement because it directly conflicts with the 2015 Management Proposal. PPG's no-action letter filing deadline is Monday, December 15, 2014.

Please do not hesitate to call me with any questions.

Sincerely,

Anne M Foulkes

Anne M. Foulkes

Attachment
AMF:ls

PROPOSAL 3: PROPOSAL TO AMEND PPG,S ARTICLES OF INCORPORATION TO REPLACE THE SUPERMAJORITY VOTING REQUIREMENTS

PPG's Board of Directors has unanimously approved and is recommending that shareholders approve an amendment to PPG's Restated Articles of Incorporation, as amended, to replace the supermajority voting requirements set forth therein. At our 2013 Annual Meeting of Shareholders, PPG placed on the ballot a non-binding, shareholder-submitted proposal requesting that PPG take the steps necessary to eliminate each shareholder voting requirement in PPG's Articles of Incorporation and Bylaws that calls for a greater than simple majority vote. This proposal received the support of a majority of the cast votes at the meeting. Our Board considered this proposal, including the amount of shareholder support it received, and has approved an amendment to PPG's Articles of Incorporation and Bylaws to replace the supermajority vote requirements with a simple majority vote or the closest standard to a simple majority vote allowed by Pennsylvania law, subject to shareholder approval. The Pennsylvania Business Corporation Law (the "Pennsylvania BCL") provides that whenever any corporate action is to be taken by vote of the shareholders of a business corporation, it will be authorized upon receiving the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon.

PPG's Articles of Incorporation currently require the affirmative vote of at least 80% of the shares of PPG's outstanding common stock entitled to vote in order for shareholders to approve the following actions:

- repealing the classified board structure;
- changing the size of the Board beyond the parameters set forth in the Articles of Incorporation;
- removing a director from office outside of the annual meeting process;
- amending the provision of the Articles of Incorporation requiring a supermajority vote to approve certain business combinations with a party that owns 20% or more of PPG's shares; and
- amending the director liability and indemnification provisions.

PPG's Bylaws currently require the affirmative vote of at last 80% of the shares of PPG's outstanding common stock entitled to vote in order for shareholders to approve the following actions:

- repealing the classified board structure;
- removing a director from office outside the annual meeting process; and
- amending the director liability and indemnification provisions.

The proposed amendment to the Articles of Incorporation and Bylaws would reduce the voting requirements for these actions to require a vote of a majority of the votes cast and entitled to vote in each circumstance described above. The Pennsylvania BCL requires that certain business combinations between PPG and an a person that owns 20% or more of PPG's shares (an interested shareholder) receive the affirmative vote of no less than the majority of the votes cast if the transaction meets certain criteria. However, depending on the form of the transaction, approval may require the affirmative vote of a majority of the shares of outstanding common stock, excluding the votes of the interested shareholders, or may require the affirmative vote of all of the shares of outstanding common stock. Therefore, the vote required to approve such a transaction would be reduced to the minimum vote required by the Pennsylvania BCL.

Following the 2013 Annual Meeting, the Nominating and Governance Committee and the Board carefully considered the advantages and disadvantages of maintaining the supermajority voting requirements in PPG's Articles of Incorporation and Bylaws. Ultimately, the Nominating and Governance Committee determined, and the Board of Directors agreed, that it is in the best interests of PPG to replace the supermajority voting requirements. In developing this view, the Nominating and Governance Committee and the Board considered the relative weight of the arguments for and against supermajority voting requirements.

The Board last year recommended that shareholders vote against the non-binding shareholder proposal, explaining that the supermajority vote requirements in the Articles of Incorporation are tailored to address specific instances where minority shareholders need a measure of protection against changes in corporate governance and other self-interested actions by one or more large shareholders. The Board recognized that extraordinary transactions and fundamental changes to corporate governance should have the support of a broad consensus of PPG's shareholders. Since the "simple majority" vote called for in the shareholder proposal requires only the approval by a "majority of the votes cast for and against" a matter, a minority of shareholders could amend PPG's Articles of Incorporation and Bylaws and significantly alter the governance of PPG. The Board also noted that the supermajority vote requirements protect PPG's minority shareholders against the potentially self-interested actions of short-term investors and protect PPG's shareholders by encouraging persons making unsolicited takeover proposals to negotiate directly with the Board.

On the other hand, the Board is aware that some shareholders and corporate governance commentators disagree, arguing that supermajority voting provisions impede accountability to shareholders and contribute to Board and management entrenchment. They argue that a minority of shareholders can block an initiative supported by a majority of the shareholders and that a simple majority vote requirement should be sufficient for any corporate action requiring shareholder approval, regardless of the benefits outlined above. In this regard, although the shareholder proposal last year was nonbinding, the Board gave considerable weight to the fact that the proposal received a substantial majority of votes in favor of the proposal.

After carefully weighing these considerations, the Board concluded that replacement of the supermajority voting provisions will both enhance our corporate governance practices and be an effective way to maintain and enhance the accountability of PPG to its shareholders. Accordingly, the Board, upon recommendation of the Nominating and Governance Committee, has unanimously determined that it is in the best interests of the Company to amend PPG's Articles of Incorporation and Bylaws to replace the supermajority vote requirements set forth therein.

Conforming Changes to PPG,s Bylaws

PPG's Bylaws also include supermajority voting provisions relating to the repeal of the classified board structure, removal of a director from office outside of the annual meeting process and amendment of the director liability and indemnification provisions that are consistent with the same provisions in the Articles of Incorporation. Conditional upon approval by the shareholders of the amendment to the Articles of Incorporation and Bylaws described in this proposal, PPG's Board has voted to remove the supermajority voting standards from the Bylaws and replace them with a standard requiring the affirmative vote of a majority of the votes cast and entitled to vote.

Complete Text of Proposed Amendment

The general description of the proposed amendment to PPG's Articles of Incorporation and the proposed amendment to PPG's Bylaws set forth above is qualified in its entirety by reference to the text of the proposed amendment to the Articles of Incorporation and the Bylaws, which are attached as Annex B and Annex C, respectively, to this proxy statement. Proposed additions are underlined, and proposed deletions are stricken through.

Vote Required

The affirmative vote of the holders of at least 80% of the shares of the Company's outstanding common stock entitled to vote (including abstentions) at the Annual Meeting will be required for approval of the amendment to the Articles of Incorporation. If approved, the amendment to the Articles of Incorporation will become effective upon its filing with the Secretary of the Commonwealth of Pennsylvania, which we intend to do following the Annual Meeting.

If the proposal is approved, the Board also will make conforming amendments to our Bylaws as described above. If this proposal is not approved, the Articles of Incorporation and Bylaws will remain unchanged.

DRAFT

RESTATED ARTICLES OF INCORPORATION OF PPG INDUSTRIES, INC.

FIRST. The name of the corporation is PPG Industries, Inc.

SECOND. The location and post office address of its registered office in the Commonwealth of Pennsylvania is One PPG Place, Pittsburgh, Pennsylvania 15272.

THIRD. The purpose or purposes of the corporation, which exists under the Business Corporation Law of 1933, as amended, are:

(a) To manufacture, buy, sell, install, and deal in goods, wares, and merchandise of all descriptions;

(b) To mine, contract, quarry, drill, or bore for, produce, buy, and sell coal, limestone, sand, clay, gypsum, oil, ores, mineral salt, natural gas (sales to be made at the mouth of the well and at wholesale only), and other minerals and mineral substances;

(c) To engage in building construction, as contractor or otherwise; and

(d) To engage in research, engineering, and developmental work.

The corporation shall also have unlimited power to engage in and to do any lawful act concerning any or all lawful business for which corporations may be incorporated under the Business Corporation Law of 1933, as amended.

FOURTH. The term of its existence is perpetual.

FIFTH. 5.1 The aggregate number of shares of all classes of capital stock which the corporation shall have authority to issue is 610,000,000, of which 10,000,000 shares shall be Preferred Stock, without par value, issuable in one or more series and 600,000,000 shares shall be Common Stock, par value $1.66 2/3 per share.

5.2 The Board of Directors is hereby expressly authorized, at any time or from time to time, to divide any or all of the shares of Preferred Stock into one or more series, and in the resolution or resolutions establishing a particular series, before issuance of any of the shares thereof, to fix and determine the number of shares and the designation of such series, so as to distinguish it from the shares of all other series and classes, and to fix and determine the preferences, voting rights, qualifications, privileges, limitations, options, conversion rights, restrictions and other special or relative rights of the Preferred Stock or of such series, to the fullest extent now or hereafter permitted by the laws of the Commonwealth of Pennsylvania, including, but not limited to, the variations between different series in the following respects:

(a) the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased or decreased (but not below the number of shares thereof then outstanding) from time to time by the Board of Directors;

(b) the annual dividend rate for such series, and the date or dates from which dividends shall commence to accrue;

(c) the price or prices at which, and the terms and conditions on which, the shares of such series may be made redeemable;

(d) the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of such series;

(e) the preferential amount or amounts payable upon shares of such series in the event of the liquidation, dissolution or winding up of the corporation;

(f) the voting rights, if any, of shares of such series;

(g) the terms and conditions, if any, upon which shares of such series may be converted and the class or classes or series of shares of the corporation or other securities into which such shares may be converted;

(h) the relative seniority, parity or junior rank of such series as to dividends or assets with respect to any other classes or series of stock then or thereafter to be issued; and

(i) such other terms, qualifications, privileges, limitations, options, restrictions, and special or relative rights and preferences, if any, of shares of such series as the Board of Directors may, at the time of such resolution or resolutions, lawfully fix and determine under the laws of the Commonwealth of Pennsylvania.

Unless otherwise provided in a resolution or resolutions establishing any particular series, the aggregate number of authorized shares of Preferred Stock may be increased by an amendment of the Restated Articles approved solely by a majority vote of the outstanding shares of Common Stock (or solely with a lesser vote of the Common Stock, or solely by action of the Board of Directors, if permitted by law at the time).

All shares of any one series shall be alike in every particular, except with respect to the accrual of dividends prior to the date of issuance.

5.3 Except for and subject to those rights expressly granted to the holders of Preferred Stock or any series thereof by resolution or resolutions adopted by the Board of Directors pursuant to Section 5.2 of this Article Fifth and except as may be provided by the laws of the Commonwealth of Pennsylvania, the holders of Common Stock shall have exclusively all other rights of shareholders.

5.4 No holder of Common Stock or of any other class of stock of the corporation shall be entitled as such, as a matter of right, to subscribe for or purchase any part of any new or additional issue of stock of any class or of securities convertible into any stock of any class, whether now or hereafter authorized and whether issued for cash or other consideration or by way of dividend, and the corporation may issue shares, option rights or securities having option or conversion rights without first offering them to shareholders of any class. No holder of Common Stock or of any other class of stock of the corporation shall have the right of cumulative voting in any election of directors.

<u>SIXTH</u>. 6.1 The business and affairs of the corporation shall be managed by a Board of Directors comprised as follows:

(a) The Board of Directors shall consist of not less than 9 nor more than 17 persons, the exact number to be fixed from time to time by the Board of Directors pursuant to a resolution adopted by a majority vote of the directors then in office;

(b) Directors shall, from and after the annual meeting of shareholders held in 1987, continue to be classified with respect to the time for which they shall severally hold office by dividing them into 3 classes, as nearly equal in number as possible. At such meeting and at each succeeding annual meeting of shareholders, the class of directors then being elected shall be elected to hold office for a term of 3 years. Each director shall hold office for the term for which elected and until his or her successor shall have been elected and qualified;

(c) Subject to the rights of the holders of any series of Preferred Stock then outstanding, any director, any class of directors, or the entire Board of Directors, may be removed from office by shareholder vote at any time, with or without assigning any cause~~, but only if shareholders entitled to cast at least 80% of the votes which all shareholders would be entitled to cast at an annual election of directors or of such class of directors shall vote in favor of such removal~~; provided, however, that no individual director shall be removed (unless the entire Board of Directors or any class of directors be removed) in case the votes cast against such removal would be sufficient, if voted cumulatively for such director, to elect him or her to the class of directors of which he or she is a member; and

(d) Subject to the rights of the holders of any series of Preferred Stock then outstanding, vacancies in the Board of Directors, including vacancies resulting from an increase in the number of directors, shall be filled only by a majority vote of the remaining directors then in office, though less than a quorum, except that vacancies resulting from removal from office by a vote of the shareholders may be filled by the shareholders at the same meeting at which such removal occurs. All directors elected to fill vacancies shall hold office for a term expiring at the annual meeting of shareholders at which the term of the class to which they have been elected expires. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

~~6.2 Notwithstanding any other provisions of law, the Restated Articles or the Bylaws of the corporation, the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of capital stock of the corporation entitled to vote in an annual election of directors, voting together as a single class, shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article Sixth.~~

~~(a) In addition to any affirmative vote required by law or the Restated Articles, and except as otherwise expressly provided in Section 7.2 of this Article Seventh:~~

SEVENTH. 7.1(a) In addition to any affirmative vote required by law or the Restated Articles, and except as otherwise expressly provided in Section 7.2 of this Article Seventh, the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon in an annual election of directors (the "Voting Stock"), voting together as a single class, shall be required for certain Business Combinations (as defined herein) as follows:

(1) any merger or consolidation of the corporation or any Subsidiary with (A) any Interested Shareholder or with (B) any other corporation (whether or not itself an Interested Shareholder) which is, or after such merger or consolidation would be, an Affiliate or Associate of an Interested Shareholder;

(2) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder of any assets of the corporation or any Subsidiary having an aggregate Fair Market Value of $10,000,000 or more;

(3) the issuance or sale by the corporation or any Subsidiary (in one transaction or a series of transactions) of any securities of the corporation or any Subsidiary to any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder in exchange for cash, securities or other consideration (or a combination thereof) having an aggregate Fair Market Value of $10,000,000 or more;

(4) the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by or on behalf of any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder; or

(5) any reclassification of securities (including any reverse stock split), or recapitalization of the corporation, or any merger or consolidation of the corporation with any of its Subsidiaries or any other transaction (whether or not with or into or otherwise involving an Interested Shareholder) which has the effect, directly or indirectly, of increasing the proportionate share of the

outstanding shares of any class of equity securities or securities convertible into equity securities of the corporation or any Subsidiary which is directly or indirectly owned by any Interested Shareholder or any Affiliate or Associate of any Interested Shareholder~~; shall require the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of capital stock of the corporation entitled to vote in an annual election of directors (the "Voting Stock"), voting together as a single class.~~

Such affirmative described above vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law or in any agreement with any national securities exchange or otherwise.

(b) The term "Business Combination" as used in this Article Seventh shall mean any transaction which is referred to in any one or more of clauses (1) through (5) of paragraph (a) of Section 7.1 of this Article Seventh.

7.2 The provisions of Section 7.1 of this Article Seventh shall not be applicable to any Business Combination, and such Business Combination shall require only such affirmative vote (if any) as is required by law, any other provision of the Restated Articles or any agreement with any national securities exchange, if all of the conditions specified in either of the following paragraphs (a) or (b) are met:

(a) The Business Combination shall have been approved by a majority of the Continuing Directors; or

(b) All of the following six conditions shall have been met:

(1) The transaction constituting the Business Combination shall provide for a consideration to be received by holders of Common Stock in exchange for their stock, and the aggregate amount of the cash and the Fair Market Value as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of Common Stock in such Business Combination shall be at least equal to the highest of the following:

(A) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid in order to acquire any shares of Common Stock beneficially owned by the Interested Shareholder which were acquired (i) within the two-year period immediately prior to the first public announcement of the proposed Business Combination (the "Announcement Date") or (ii) in the transaction in which it became an Interested Shareholder, whichever is higher;

(B) the Fair Market Value per share of Common Stock on the Announcement Date or on the date on which the Interested

Shareholder became an Interested Shareholder (the "Determination Date"), whichever is higher; and

(C) (if applicable) the price per share equal to the Fair Market Value per share of Common Stock determined pursuant to clause (B) immediately preceding, multiplied by the ratio of (i) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid in order to acquire any shares of Common Stock beneficially owned by the Interested Shareholder which were acquired within the two-year period immediately prior to the Announcement Date to (ii) the Fair Market Value per share of Common Stock on the first day in such two-year period on which the Interested Shareholder beneficially owned any shares of Common Stock.

(2) If the transaction constituting the Business Combination shall provide for a consideration to be received by holders of any class of outstanding Voting Stock other than Common Stock and other than Institutional Voting Stock, the aggregate amount of the cash and the Fair Market Value as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of shares of such Voting Stock shall be at least equal to the highest of the following (it being intended that the requirements of this clause (b)(2) shall be required to be met with respect to every class of outstanding Voting Stock (other than Institutional Voting Stock), whether or not the Interested Shareholder beneficially owns any shares of a particular class of Voting Stock):

(A) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid in order to acquire any shares of such class of Voting Stock beneficially owned by the Interested Shareholder which were acquired (i) within the two-year period immediately prior to the Announcement Date or (ii) in the transaction in which it became an Interested Shareholder, whichever is higher;

(B) (if applicable) the highest preferential amount per share to which the holders of shares of such class of Voting Stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation;

(C) the Fair Market Value per share of such class of Voting Stock on the Announcement Date or on the Determination Date, whichever is higher; and

(D) (if applicable) the price per share equal to the Fair Market Value per share of such class of Voting Stock determined pursuant to clause (C) immediately preceding, multiplied by the ratio of (i) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid in order to acquire any shares of such class of Voting Stock beneficially owned by the Interested Shareholder which were acquired within the two-year period immediately prior to the Announcement Date to (ii) the Fair Market Value per share of such class of Voting Stock on the first day in such two-year period on which the Interested Shareholder beneficially owned any shares of such class of Voting Stock.

(3) The consideration to be received by holders of a particular class of outstanding Voting Stock (including Common Stock) shall be in cash or in the same form as was previously paid in order to acquire shares of such class of Voting Stock which are beneficially owned by the Interested Shareholder. If the Interested Shareholder beneficially owns shares of any class of Voting Stock which were acquired with varying forms of consideration, the form of consideration to be received by holders of such class of Voting Stock shall be either cash or the form used to acquire the largest number of shares of such class of Voting Stock beneficially owned by it.

(4) After such Interested Shareholder has become an Interested Shareholder and prior to the consummation of such Business Combination: (A) except as approved by a majority of the Continuing Directors, there shall have been no failure to declare and pay at the regular date therefor any full quarterly dividends (whether or not cumulative) on any outstanding Preferred Stock; (B) there shall have been (i) no reduction in the annual rate of dividends paid on the Common Stock (except as necessary to reflect any subdivision of the Common Stock), except as approved by a majority of the Continuing Directors, and (ii) an increase in such annual rate of dividends (as necessary to prevent any such reduction) in the event of any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding shares of the Common Stock, unless the failure so to increase such annual rate is approved by a majority of the Continuing Directors; and (C) such Interested Shareholder shall not have become the beneficial owner of any additional shares of Voting Stock except as part of the transaction in which it became an Interested Shareholder.

(5) After such Interested Shareholder has become an Interested Shareholder, such Interested Shareholder shall not have received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the corporation, whether in anticipation of or in connection with such Business Combination or otherwise.

(6) A proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent

provisions replacing such Act, rules or regulations) shall be mailed to public shareholders of the corporation at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions).

7.3 For the purposes of this Article Seventh:

(a) A "person" shall mean any individual, firm, corporation or other entity.

(b) "Interested Shareholder" at any particular time shall mean any person (other than the corporation or any Subsidiary) who or which:

(1) is at such time the beneficial owner, directly or indirectly, of more than 20% of the voting power of the outstanding Voting Stock;

(2) is at such time a director of the corporation and at any time within the two-year period immediately prior to such time was the beneficial owner, directly or indirectly, of more than 20% of the voting power of the then outstanding Voting Stock; or

(3) is at such time an assignee of or has otherwise succeeded to the beneficial ownership of any shares of Voting Stock which were at any time within the two-year period immediately prior to such time beneficially owned by any Interested Shareholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

(c) A person shall be a "beneficial owner" of any shares of Voting Stock:

(1) which such person or any of its Affiliates or Associates beneficially owns, directly or indirectly;

(2) which such person or any of its Affiliates or Associates has (A) the right to acquire (whether or not such right is exercisable immediately) pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding; or

(3) which are beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Voting Stock.

(d) For the purposes of determining whether a person is an Interested Shareholder pursuant to paragraph (b) of this Section 7.3, the number of shares of Voting Stock deemed to be outstanding shall include shares deemed owned by an

Interested Shareholder through application of paragraph (c) of this Section 7.3 but shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise.

(e) "Affiliate" or "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on February 17, 1983 (the term "registrant" in said Rule 12b-2 meaning in this case the corporation).

(f) "Subsidiary" means any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the corporation; provided, however, that for the purposes of the definition of Interested Shareholder set forth in paragraph (b) of this Section 7.3, the term "Subsidiary" shall mean only a corporation of which a majority of each class of equity security is owned, directly or indirectly, by the corporation.

(g) "Continuing Director" means any member of the Board of Directors of the corporation who is unaffiliated with, and not a representative of, the Interested Shareholder and was a member of the Board of Directors prior to the time that the Interested Shareholder became an Interested Shareholder, and any successor of a Continuing Director who is unaffiliated with, and not a representative of, the Interested Shareholder and is recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Board of Directors.

(h) "Fair Market Value" means: (1) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange-Listed Stocks, or, if such stock is not quoted on the Composite Tape, on the New York Stock Exchange, or, if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Securities Act of 1934 on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by the Board of Directors in good faith; and (2) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by the Board of Directors in good faith.

(i) "Institutional Voting Stock" shall mean any class of Voting Stock which was issued to and continues to be held solely by one or more insurance companies, pension funds, commercial banks, savings banks or similar financial institutions or institutional investors.

(j) In the event of any Business Combination in which the corporation survives, the phrase "consideration other than cash to be received" as used in paragraph (b) of Section 7.2 of this Article Seventh shall include the shares of Common Stock and/or the shares of any other class of outstanding Voting Stock retained by the holders of such shares.

7.4 The Board of Directors shall have the power and duty to determine for the purposes of this Article Seventh, on the basis of information known to them after reasonable inquiry, (a) whether a person is an Interested Shareholder, (b) the number of shares of Voting Stock beneficially owned by any person, (c) whether a person is an Affiliate or Associate of another, (d) whether a class of Voting Stock is Institutional Voting Stock and (e) whether the assets which are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the corporation or any Subsidiary in any Business Combination has, an aggregate Fair Market Value of $10,000,000 or more. Any such determination made in good faith shall be binding and conclusive on all parties.

7.5 Nothing contained in this Article Seventh shall be construed to relieve any Interested Shareholder from any fiduciary obligation imposed by law.

~~7.6 Notwithstanding any other provisions of law, the Restated Articles or the Bylaws of the corporation, the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of Voting Stock, voting together as a single class, shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article Seventh.~~

EIGHTH. To the fullest extent that the laws of the Commonwealth of Pennsylvania, as in effect on January 27, 1987, or as thereafter amended, permit the elimination or limitation of the liability of directors, no director of the corporation shall be personally liable for monetary damages as such for any action taken, or any failure to take any action, as a director. This Article Eighth shall not apply to any actions filed prior to January 27, 1987, nor to any breach of performance of duty or any failure of performance of duty by any director occurring prior to January 27, 1987. The provisions of this Article Eighth shall be deemed to be a contract with each director of the corporation who serves as such at any time while such provisions are in effect, and each such director shall be deemed to be serving as such in reliance on such provisions. Any amendment to or repeal of this Article Eighth, or adoption of any other Article or Bylaw of the corporation~~,~~ which has the effect of increasing director liability ~~shall require the affirmative vote of at least 80% of the voting power of the then outstanding shares of capital stock of the corporation entitled to vote in an annual election of directors, voting together as a single class. Any such amendment or repeal, or other Article or Bylaw,~~ shall operate prospectively only and shall not have effect with respect to any action taken, or any failure to act, by a director prior thereto.

DRAFT

BYLAWS

OF

PPG INDUSTRIES, INC.

(Incorporated under the Laws of the Commonwealth of Pennsylvania)

Amended and Restated, effective July 17, 2014

TABLE OF CONTENTS

Page

ARTICLE I

MEETINGS OF SHAREHOLDERS

ARTICLE II

BOARD OF DIRECTORS

ARTICLE III

COMMITTEES

ARTICLE IV

OFFICERS

ARTICLE V

MISCELLANEOUS CORPORATE TRANSACTIONS AND DOCUMENTS

ARTICLE VI

INDEMNIFICATION

ARTICLE VII

CAPITAL STOCK

ARTICLE VIII

MISCELLANEOUS

BYLAWS
OF
PPG INDUSTRIES, INC.

(Incorporated under the Laws of the Commonwealth of Pennsylvania)

ARTICLE I

MEETINGS OF SHAREHOLDERS

Section 1.1 Annual Meetings. An annual meeting of the shareholders shall be held each year on such day as the Board of Directors of the Corporation (the "Board of Directors") may designate, or, if not so designated, on the third Thursday in April if not a legal holiday, and if a legal holiday, then on the next business day following. Annual meetings shall be held at such geographic location, within or without the Commonwealth of Pennsylvania, as designated by the Board of Directors.

Section 1.2 Business at Annual Meetings. The business at each annual meeting of the shareholders shall include: (a) a review of the business of the preceding year; (b) the election of directors; and (c) such other business as may properly be brought before the meeting. No business may be transacted at any annual meeting other than (i) matters referred to in the notice of the meeting or any supplement thereto, (ii) matters otherwise properly brought before the meeting by or at the direction of the Board of Directors, (iii) matters properly brought before the meeting by one or more shareholders, but only in accordance and upon compliance with the provisions of the proxy rules of the Securities and Exchange Commission and the notice provisions of Section 1.3 and Section 1.4 of these bylaws (including, in the case of nominations, the completed and signed questionnaire, representation and agreement required by Section 1.13 of these bylaws) and (iv) matters which are incidental or germane to any of the foregoing. Except as otherwise provided by law, the Restated Articles of Incorporation, as amended from time to time (the "Restated Articles of Incorporation") or these bylaws, the Chairman or, in the Chairman's absence, the presiding officer of any annual or special meeting (as provided for in Section 1.11 of these bylaws) shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with these bylaws and, if any proposed nomination or other business is not in compliance with these bylaws, to declare that no action shall be taken on such nomination or other business and such nomination or other business shall be disregarded.

Section 1.3 Nominations of Director Candidates.

(a) Nominations for the election of directors at a meeting of shareholders may be made only (i) by the Board of Directors or a committee appointed by the Board of Directors or (ii) provided that the Board of Directors has determined that directors shall be elected at such a meeting, by a holder of record of stock entitled to vote in the election of the directors to be elected; but a nomination (other than a nomination to fill a vacancy resulting from removal from office by a vote of the shareholders under Article Sixth of the Restated Articles of Incorporation) may be made by a shareholder only if written notice of such nomination is given, either by personal delivery or by United States mail, postage prepaid, to the Secretary and has been received by the Secretary at the principal executive offices of the Corporation not later than (1) with respect to an election to be held at an annual meeting of shareholders held on the third Thursday in April, 90 days prior to such annual meeting and (2) with respect to an election to be held at an annual meeting of shareholders held on a date other than the third Thursday in April or an election to be held at a special meeting of the shareholders, the later of 90 days prior to such meeting or the close of business on the tenth day following the date of the first public disclosure of the date of such meeting. The immediately preceding sentence shall be the exclusive means for a shareholder to make nominations before a meeting of shareholders. In addition, to be considered timely, a shareholder's notice shall further be updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is ten business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for the meeting in the case of the update and supplement required to be made as of the record date, and not later than eight business days prior to the date for the meeting or any adjournment or postponement thereof in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof. No such supplement or update may include any new nominees who were not named in the original notice of nomination. In no event shall any adjournment or postponement of an annual or special meeting, or the public announcement thereof, commence a new time period for the giving of a shareholder's notice as described above. For purposes of this Section 1.3, the first public disclosure of the date of any special meeting of shareholders or any annual meeting of shareholders held on a date other than the third Thursday in April shall be when disclosure of such meeting date is first made in a filing made by the Corporation with the Securities and Exchange Commission, in any notice given to the New York Stock Exchange, or in a news release reported by the Dow Jones News Service, Reuters, Bloomberg, the Associated Press or comparable national news service.

(b) As to each person, if any, whom the shareholder proposes to nominate for election or reelection to the Board of Directors, a shareholder's notice must, in addition to the matters set forth in Section 1.5 of these bylaws, set forth: (i) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (ii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such shareholder and the beneficial owner on whose behalf the nomination is made, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K of the Securities and Exchange Commission if the shareholder making the nomination and the beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant; and (iii) a completed and signed questionnaire, representation and agreement as required by Section 1.13 of these bylaws. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such nominee. The presiding officer of the meeting may refuse to acknowledge the nomination of any person by a shareholder not made in compliance with the foregoing procedure. Subject to Rule 14a-8 under the Exchange Act, nothing in these bylaws shall be construed to permit any shareholder, or give any shareholder the right, to include or have disseminated or described in the Corporation's proxy statement any nomination of a director or directors or any other business proposal.

Section 1.4 Other Matters Brought by Shareholders. For business, other than nominations of director candidates, to be properly brought before an annual meeting by a shareholder pursuant to clause (c) of Section 1.2 of these bylaws, the shareholder must give timely notice thereof, and timely updates and supplements with respect thereto, in writing to the Secretary and such business must otherwise be a proper matter for shareholder action. The immediately preceding sentence shall be the exclusive means for a shareholder to bring business other than nominations of director candidates (and other than matters properly submitted pursuant to Rule 14a-8 under the Exchange Act and included in the Corporation's notice of meeting) before an annual meeting of shareholders. To be timely, a shareholder's notice shall be given, either by personal delivery or by United States mail, postage prepaid, to the Secretary and received by the Secretary at the principal executive offices of the Corporation not later than 90 days prior to such annual meeting, provided that, if such annual meeting is held on a date other than the third Thursday in April, such written notice must be given not later than the later of 90 days prior to such annual meeting or the close of business on the tenth day following the date of the first public disclosure of the date of such meeting. For purposes of this Section 1.4, the first public disclosure of the date of any annual meeting of shareholders held on a date other than the third Thursday in April shall be when disclosure of such meeting date is first made in a filing by the Corporation with the Securities and Exchange Commission, in any notice given to the New York Stock Exchange, or in a news release reported by the Dow Jones News Service, Reuters, Bloomberg, the Associated Press or comparable national news service. In no event shall any adjournment or postponement of an annual meeting, or the public announcement thereof, commence a new time period for the giving of a shareholder's notice as described above. In addition, to be considered timely, a shareholder's notice shall further be updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is ten business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for the meeting in the case of the update and supplement required to be made as of the record date, and not later than eight business days prior to the date for the meeting or any adjournment or postponement thereof in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof. No such supplement or update may include any new business to be brought before the annual meeting that was not specified in the original notice. Such shareholder's notice shall set forth, in addition to the matters set forth in

Section 1.5 of these bylaws, (a) as to each matter a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder; (b) the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such proposal or business includes a proposal to amend the bylaws of the Corporation, the text of the proposed amendment); (c) the beneficial owner, if any, on whose behalf the notice is given and a specific representation that the shareholder intends to be present at the meeting in person or by proxy to present and speak as to such business; and (d) a description of all agreements, arrangements and understandings between such shareholder and beneficial owner, if any, and any other person or persons (including their names) in connection with the proposal of such business by such shareholder. The presiding officer of the meeting may refuse to permit any business to be brought before an annual meeting by a shareholder without compliance with the procedure set forth in this Section 1.4.

Section 1.5 Disclosure Requirements. To be in proper form, a shareholder's notice (whether given pursuant to Section 1.3 or Section 1.4 of these bylaws) to the Secretary must, as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, set forth: (i) the name and address of such shareholder, as they appear on the Corporation's books, of such beneficial owner, if any, and of their respective affiliates or associates or any others acting in concert therewith, (ii) (A) the class or series and number of shares of the Corporation which are, directly or indirectly, owned beneficially and of record by such shareholder, such beneficial owner and their respective affiliates or associates or any others acting in concert therewith, (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, or any derivative or synthetic arrangement having the characteristics of a long position in any class or series of shares of the Corporation, or any contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any class or series of shares of the Corporation, including due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class or series of shares of the Corporation, whether or not such instrument, contract or right shall be subject to settlement in the underlying class or series of shares of the Corporation, through the delivery of cash or other property, or otherwise, and without regard to whether the shareholder of record, the beneficial owner, if any, or their respective affiliates or associates or any others acting in concert therewith, may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation (any of the foregoing, a "Derivative Instrument") directly or indirectly owned beneficially by such shareholder, the beneficial owner, if any, or their respective affiliates or associates or any others acting in concert therewith, (C) any proxy, contract, arrangement, understanding, or relationship pursuant to which such shareholder has a right to vote any class or series of shares of the Corporation, (D) any agreement, arrangement, understanding, relationship or otherwise, including any repurchase or similar so-called "stock borrowing" agreement or arrangement, involving such shareholder, directly or indirectly, the purpose or effect of which is to mitigate loss, to reduce the economic risk (of ownership or otherwise) of any class or series of the shares of the Corporation, to manage the risk of share price changes for, or increase or decrease the voting power of, such shareholder with respect to any class or series of the shares of the Corporation, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any class or series of the shares of the Corporation (any of the foregoing, a "Short Interest"), (E) any rights to dividends on the shares of the Corporation owned beneficially by such shareholder that are separated or separable from the underlying shares of the Corporation, (F) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such shareholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership, (G) any performance-related fees (other than an asset-based fee) that such shareholder is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, including without limitation any such interests held by members of such shareholder's immediate family sharing the same household, (H) any significant equity interests or any Derivative Instruments or Short Interests in any principal competitor of the Corporation held by such shareholder, and (I) any direct or indirect interest of such shareholder in any contract with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), and (iii) any other information relating to such shareholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement and form of proxy or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

Section 1.6 Special Meetings. Special meetings of the shareholders may be called at any time, for the purpose or purposes set forth in the call, by the Board of Directors or by the Chairman of the Board of Directors. Special meetings shall be held at the registered office of the Corporation, or at such other places, within or without the Commonwealth of Pennsylvania, as may be designated by the Board of Directors or the Chairman of the Board of Directors. No business may be transacted at any special meeting of the shareholders other than matters referred to in the notice of the meeting or any supplement thereto and matters which are incidental or germane thereto.

Section 1.7 Notice. Notice specifying the geographic location, date and time and the general nature of business to be transacted at each meeting of the shareholders shall be given by the Secretary to each shareholder of record entitled to vote at such meeting.

Section 1.8 Quorum; Adjournment. A shareholders' meeting shall not be organized for the transaction of business unless a quorum is present. At any meeting, the presence in person or by proxy of shareholders entitled to cast the minimum number of votes required by law to constitute a quorum on a particular matter in the absence of a bylaw to the contrary, or if no such number is required by law, at least a majority of the votes which all shareholders are entitled to cast on such matter, shall be necessary and sufficient to organize a meeting for the purpose of considering such matter. If a proxy casts a vote on behalf of a shareholder on any issue other than a procedural motion considered at a meeting of shareholders, the shareholder shall be deemed to be present during the entire meeting for purposes of determining whether a quorum is present for consideration of any other issue. Notwithstanding the withdrawal of enough shareholders to leave less than the number of votes required by the preceding sentence, the shareholders who continue to be present at a duly organized meeting shall constitute a quorum in order to continue to do business until adjournment. If a meeting cannot be organized because a quorum has not attended, those present in person or by proxy may by majority vote adjourn the meeting to such time and place as they may determine. The Chairman of the Board of Directors or the President may adjourn the meeting from time to time, whether or not there is a quorum, and it shall not be necessary to give notice of such adjourned meeting or the business to be transacted at such meeting to any shareholder other than by announcement at the meeting at which such adjournment is taken, unless the Board of Directors fixes a new record date for the adjourned meeting or as otherwise required by applicable law.

Section 1.9 Voting. In order to vote at any meeting, a shareholder must be personally present or vote by proxy. When authorized by the presiding officer, the voting at a meeting of the shareholders may be by voice; but at any meeting of shareholders any qualified voter may demand a stock vote on a matter properly before the meeting, whereupon (i) with respect to any matter specifically set forth in the notice of meeting, such stock vote shall be taken by ballot, and (ii) in the case of any other vote, such stock vote may be taken by ballot, by show of hands, or by any other manner selected by the presiding officer. If the vote is taken by ballot, each ballot shall state the name of the shareholder voting and the number of shares voted by such shareholder, and if such ballot be cast by proxy, it shall state the name of the proxy voting and the number of shares voted as proxy. Each shareholder shall be entitled to one vote for each share having voting power registered in such shareholder's name on the books of the Corporation as of the record date for the determination of the shareholders entitled to vote at the meeting, and it may be voted by the shareholder or such shareholder's duly authorized proxy. When a stock vote is demanded, all questions shall be decided by a vote of shareholders present, in person or by proxy, entitled to cast at least a majority of the votes which all shareholders present and voting (excluding abstentions) are entitled to cast on the particular matter, unless otherwise especially provided in these bylaws, in the Restated Articles of Incorporation or by law, and except that in the case of privileged, subsidiary or incidental motions or questions involving the convenience of the shareholders present, the presiding officer may call for a per capita vote, either by voice or by show of hands. Where a proxy or proxies represent the holders of shares entitled to cast in aggregate a sufficient number of votes to adopt a particular resolution, the vote of such proxy or proxies may, in the discretion of the presiding officer, constitute action by the shareholders.

A complete list of the shareholders entitled to vote at any meeting of shareholders, arranged in alphabetical order with the address of and the number of shares held by each, shall be prepared by the Secretary and shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. In lieu of the making of a list, the Corporation may make the information therein available at the meeting by any other means.

Section 1.10 Proxies. Every shareholder entitled to vote at a meeting of the shareholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons, but not more than three, to act for such shareholder by proxy. Every proxy shall be executed or authenticated by the shareholder or by such shareholder's duly authorized attorney-in-fact, in a manner authorized by applicable law and filed with or transmitted to the Secretary or the designated agent of the Corporation.

Section 1.11 Meeting Procedure. At all meetings of shareholders, the Chairman of the Board of Directors shall preside, but in the absence of the Chairman of the Board of Directors, the presiding officer shall be designated by the Board of Directors, or if not so designated, selected by the shareholders present. The Secretary shall take the minutes of the meeting, but in the absence of the Secretary or an Assistant Secretary, the presiding officer shall designate any person to take the minutes of the meeting. The presiding officer of any meeting shall determine the order of business and the procedure at the meeting, including such regulation of the conduct of discussion as seems to such officer in order. The conduct of meetings shall be governed by accepted corporate practice (not Roberts' Rules), the fundamental rule being that all who are entitled to take part shall be treated with fairness and good faith.

Section 1.12 Election and Resignation of Directors.

(a) Subject to any rights of the holders of any class or series of shares of the Corporation to elect directors separately, each director shall be elected by a vote of the majority of the votes cast with respect to that director at any meeting for the election of directors at which a quorum is present, in accordance with Section 1.8 of these bylaws; provided, that, if, at the close of the notice period set forth in Section 1.3 of these bylaws, the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the votes cast and entitled to vote on the election of directors in person or by proxy at any such meeting. For purposes of this Section 1.12, a vote of the majority of the votes cast means that the number of shares voted "for" a director must exceed 50% of the votes cast "for" or "against" that director.

(b) If an incumbent director is running uncontested and is not elected as provided in subsection (a) of this Section 1.12, such director shall promptly offer to tender his or her irrevocable resignation to the Board. The Nominating and Governance Committee, or such other committee designated by the Board, will recommend to the Board of Directors whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors will act on the Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days following the date of the certification of the election results. The director who tenders his or her resignation will not participate in the Board of Directors' decision with respect to such resignation.

(c) Any director may resign at any time by delivering written notice to the Chairman of the Board of Directors, if any, or to the Chief Executive Officer, the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified in the notice or, if no time is specified, immediately. Unless such notice is provided pursuant to subsection (b) of this Section 1.12, or acceptance is otherwise specified in such notice, the acceptance of such resignation shall not be necessary to make it effective.

Section 1.13 Submission of Questionnaire, Representation and Agreement. To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under these bylaws) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request), and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (A) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or (2) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein; (C) beneficially owns, or agrees to purchase prior to being elected as a director of the Corporation, not less than 100 common shares of the Corporation (the "Qualifying Shares") (subject to adjustment for any stock splits or stock dividends occurring after date of such representation or agreement), will not dispose of such minimum number of shares so long as such person is a director, and has disclosed therein whether all or any portion of the Qualifying Shares were purchased with any financial assistance provided by any other person and whether any other person has any interest in the Qualifying Shares; and (D) will serve as a director of the Corporation if so elected and, in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, that such person would be in compliance, if elected as a director of the Corporation, and will comply, with all applicable corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation publicly disclosed from time to time and with the requirements of Section 1.12 of these bylaws.

ARTICLE II

BOARD OF DIRECTORS

Section 2.1 Number, Classification and Removal; Vacancies. Article Sixth of the Restated Articles of Incorporation reads as follows:

"SIXTH. 6.1 The business and affairs of the corporation shall be managed by a Board of Directors comprised as follows:

(a) The Board of Directors shall consist of not less than 9 nor more than 17 persons, the exact number to be fixed from time to time by the Board of Directors pursuant to a resolution adopted by a majority vote of the directors then in office;

(b) Directors shall, from and after the annual meeting of shareholders held in 1987, continue to be classified with respect to the time for which they shall severally hold office by dividing them into 3 classes, as nearly equal in number as possible. At such meeting and at each succeeding annual meeting of shareholders, the class of directors then being elected shall be elected to hold office for a term of 3 years. Each director shall hold office for the term for which elected and until his or her successor shall have been elected and qualified;

(c) Subject to the rights of the holders of any series of preferred stock then outstanding, any director, any class of directors, or the entire Board of Directors, may be removed from office by shareholder vote at any time, with or without assigning any cause~~, but only if shareholders entitled to cast at least 80% of the votes which all shareholders would be entitled to cast at an annual election of directors or of such class of directors shall vote in favor of such removal~~; provided, however, that no individual director shall be removed (unless the entire Board of Directors or any class of directors be removed) in case the votes cast against such removal would be sufficient, if voted cumulatively for such director, to elect him or her to the class of directors of which he or she is a member; and

(d) Subject to the rights of the holders of any series of preferred stock then outstanding, vacancies in the Board of Directors, including vacancies resulting from an increase in the number of directors, shall be filled only by a majority vote of the remaining directors then in office, though less than a quorum, except that vacancies resulting from removal from office by a vote of the shareholders may be filled by the shareholders at the same meeting at which such removal occurs. All directors elected to fill vacancies shall hold office for a term expiring at the annual meeting of shareholders at which the term of the class to which they have been elected expires. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

~~6.2 Notwithstanding any other provisions of law, the Restated Articles of Incorporation or the bylaws of the corporation, the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of capital stock of the corporation entitled to vote in an annual election of directors, voting together as a single class, shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article Sixth."~~

Section 2.2 Qualifications and Powers. No person shall be elected a director unless such person owns at least 100 shares of Common Stock of the Corporation. In addition to the powers and authority expressly conferred upon it by these bylaws and the Restated Articles of Incorporation, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things in the management of the Corporation as are not, by these bylaws, by the Restated Articles of Incorporation, or by law directed or required to be exercised or done by the shareholders.

Section 2.3 Organizational Meeting. The first regular meeting of each newly-elected Board of Directors shall be held immediately following the annual meeting of the shareholders, and no notice of such meeting shall be necessary in order legally to constitute the meeting, provided that a quorum of the Board of Directors shall be present. At such meeting the Board of Directors shall organize itself, and may elect officers, appoint members of standing committees and transact any other business.

Section 2.4 Regular Meetings; Notice. Regular meetings of the Board of Directors shall be held at such time and place as shall be designated by the Board of Directors from time to time. Notice of such regular meetings of the Board of Directors shall not be required to be given, except as otherwise expressly required in these bylaws or by law. However, whenever the time or place of regular meetings shall be initially fixed or changed, notice of such action shall be given to each director not participating in such action. Any business may be transacted at any regular meeting.

Section 2.5 Special Meetings; Notice. Special meetings of the Board of Directors may be called at any time by the Chairman of the Board of Directors or, in the absence or during the inability to act of the Chairman of the Board of Directors, by the Chief Executive Officer or, in the absence or during the inability of either to act, by the Vice Chairman of the Board of Directors or, in the absence or during the inability of any of them to act, by the President, or by any four directors of the Corporation, by giving notice to the Secretary. Notice of every special meeting of the Board of Directors stating the place, day and hour thereof shall be given by the Secretary to each director by being mailed by first class mail at least five days, or express mail or sent by courier service at least three days, or sent by telex, telegram, facsimile transmission, e-mail or other electronic communication, or given personally or by telephone at least 24 hours, before the time at which the meeting is to be held. Any business may be transacted at any special meeting.

Section 2.6 Quorum; Action. A meeting of the Board of Directors shall not be organized for the transaction of business unless a quorum is present. At any meeting, a majority of the directors then in office shall be necessary and sufficient to organize the meeting. A meeting at which a quorum is not present may be adjourned from time to time by a majority vote of those present to such time and place as they may determine, and it shall not be necessary to give notice of such adjourned meeting or the business to be transacted thereat other than by announcement at the meeting at which such adjournment is taken. Notwithstanding the withdrawal of enough directors to leave less than a majority, the directors who continue to be present at a duly organized meeting shall constitute a quorum in order to continue to do business. Unless otherwise provided in these bylaws, in the Restated Articles of Incorporation or by law, the acts of a majority of the directors present and voting (excluding abstentions) at a duly organized meeting shall be the acts of the Board of Directors. The yeas and nays shall be taken and recorded in the minutes at the request of any director present at a meeting.

Section 2.7 Fees and Expenses. The Board of Directors shall fix the compensation of each director (except for those directors who are officers of the Corporation, whose compensation is to be fixed by the Officers-Directors Compensation Committee). Directors shall be reimbursed for the expenses of attendance at any meeting of the Board of Directors or any committee.

Section 2.8 Charitable Contributions. The Board of Directors may authorize contributions out of the income of the Corporation for the public welfare or for religious, charitable, scientific, or educational purposes.

Section 2.9 Catastrophe. Notwithstanding any other provisions of law, the Restated Articles of Incorporation or these bylaws, during any emergency period caused by a national catastrophe or local disaster, a majority of the surviving members (or the sole survivor) of the Board of Directors who have not been rendered incapable of acting because of incapacity or the difficulty of communication or transportation to the place of meeting, shall constitute a quorum for the sole purpose of electing directors to fill such emergency vacancies or to reduce the size of the full Board of Directors or both; and a majority of the directors (or the sole survivor) present at such a meeting may take such action. Directors so elected shall serve until such absent directors are able to attend meetings or until the shareholders act to elect directors for such purpose. During such an emergency period, if the Board of Directors and the Executive Committee are unable to or fail to meet, any action appropriate to the circumstances may be taken by such officers of the Corporation as may be present and able. Questions as to the existence of a national catastrophe or local disaster and the number of surviving members capable of acting shall be conclusively determined at the time by the directors or the officers so acting.

Section 2.10 Limitation of Liability. To the fullest extent that the laws of the Commonwealth of Pennsylvania, as in effect on January 27, 1987, or as thereafter amended, permit the elimination or limitation of the liability of directors, no director of the Corporation shall be personally liable for monetary damages as such for any action taken, or any failure to take any action, as a director. This Section 2.10 shall not apply to any actions filed prior to January 27, 1987, nor to any breach of performance of duty or any failure of performance of duty by any director occurring prior to January 27, 1987. The provisions of this Section 2.10 shall be deemed to be a contract with each director of the Corporation who serves as such at any time while such provisions are in effect, and each such director shall be deemed to be serving as such in reliance on such provisions. Any amendment to or repeal of this Section 2.10, or adoption of any other Article or bylaw of the Corporation, which has the effect of increasing director liability ~~shall require the affirmative vote of at least 80% of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote in an annual election of directors, voting together as a single class. Any such amendment or repeal, other Article or bylaw,~~ shall operate prospectively only and shall not have effect with respect to any action taken, or any failure to act, by a director prior thereto.

ARTICLE III

COMMITTEES

Section 3.1 Standing Committees. The Board of Directors, upon the recommendation of the Nominating and Governance Committee, shall appoint the members of the following standing committees:

(a) Audit Committee, comprised of independent, non-employee members of the Board of Directors, which shall be responsible for appointing, retaining or terminating, compensating, and overseeing the work of the independent public accountants for the Corporation; review with the independent public accountants and the internal auditors the scope and plan of their respective future audit programs and their respective reports and recommendations concerning audit findings; meet with the officers of the Corporation and separately with the independent public accountants and with the internal auditors to review audits, annual financial statements prior to their release, accounting and financial controls and compliance with appropriate codes of conduct; report on its meetings to the Board of Directors together with its comments and recommendations; and have such other powers and perform such other duties as the Board of Directors may specify.

(b) Nominating and Governance Committee, comprised of non-employee members of the Board of Directors, which shall recommend to the Board of Directors (i) the persons to be nominated by the Board of Directors to stand for election as directors at the annual meeting of the shareholders, (ii) the person or persons to be elected by the Board of Directors to fill any vacancy or vacancies in the Board of Directors, (iii) the persons to be elected by the Board of Directors to the offices of the Chairman of the Board of Directors, Chief Executive Officer, Vice Chairman of the Board of Directors, President and any office which would cause such person to be an executive officer (as defined under the Exchange Act) of the Corporation, (iv) the persons to be appointed by the Board of Directors as members of the Executive Committee, (v) actions to be taken regarding the structure, organization and functioning of the Board of Directors and (vi) the directors to be appointed to serve as members, and as chairmen, of the standing and other committees established by the Board of Directors; and have such other powers and perform such other duties as the Board of Directors may specify.

(c) Officers-Directors Compensation Committee, comprised of non-employee members of the Board of Directors, which shall approve, adopt, administer, interpret, amend, suspend or terminate the compensation plans of the Corporation applicable to, and fix the compensation and benefits of, (i) all officers of the Corporation serving as directors of the Corporation and (ii) all executive officers (as defined under the Exchange Act) of the Corporation; and have such other powers and perform such other duties as the Board of Directors may specify.

(d) Technology and Environment Committee, comprised of non-employee members of the Board of Directors, which shall (i) assess the science and technology capabilities of the Corporation; (ii) consult with management concerning technologies that can have a material impact on the Corporation; (iii) review the status of the Corporation's environment, health, safety and product stewardship policies, programs and practices; (iv) consult with management concerning current and emerging environment, health, safety and product stewardship issues that can have a material impact on the Corporation; and have such other powers and perform such other duties as the Board of Directors may specify.

Section 3.2 Other Committees. The Board of Directors shall establish the Executive Committee and may establish such other committees as it may deem appropriate, all of which committees shall have such powers and perform such duties as the Board of Directors may specify and have such membership, which may or may not include directors, as the Board of Directors may appoint.

Section 3.3 Organization of and Action by Committees; Quorum. All committee members appointed by the Board of Directors shall serve at the pleasure of the Board of Directors. All committees shall determine their own organization, procedures and times and places of meeting, unless otherwise directed by the Board of Directors. Any action taken by any committee shall be subject to alteration or revocation by the Board of Directors; provided, however, that third parties shall not be prejudiced by such alteration or revocation. For any committee consisting of four members, two members shall constitute a quorum of that committee. For any other committee, a majority of the members of the committee shall constitute a quorum.

ARTICLE IV

OFFICERS

Section 4.1 Election. The Board of Directors shall elect a Chairman of the Board of Directors, a Secretary and a Treasurer. In addition, the Board of Directors may elect a Chief Executive Officer, Vice Chairman of the Board of Directors, President and Controller, or any one or more of them, and may elect one or more Vice Presidents or other officers. Each officer elected by the Board of Directors shall serve until the next organizational meeting of the Board of Directors and until his or her successor, if any, shall have been elected, unless his or her resignation or removal shall expressly be effective earlier. Each officer appointed by the Executive Committee shall serve until his or her successor, if any, shall have been appointed, unless his or her resignation or removal shall expressly be effective earlier. Any officer of the Corporation may be removed by the Board of Directors with or without cause.

Section 4.2 Chairman. The Chairman of the Board of Directors shall have general control and direction of the business of the Corporation. The Chairman of the Board of Directors shall preside at all meetings of shareholders and directors and shall have such other powers and perform such other duties as the Board of Directors may specify. The Chairman of the Board of Directors shall be an ex officio member, without the right to vote, of the Audit, Nominating and Governance, Officers-Directors Compensation and Technology and Environment Committees.

Section 4.3 Chief Executive Officer. Subject to the control of the Chairman of the Board of Directors, the Chief Executive Officer shall have general control and direction of the business of the Corporation. If no person is elected to the office of the Chief Executive Officer, the Chairman of the Board of Directors shall be the Chief Executive Officer.

Section 4.4 Vice Chairman. The Vice Chairman of the Board of Directors shall have such powers and perform such duties as the Board of Directors or the Chairman of the Board of Directors may specify.

Section 4.5 President. The President shall have such powers and perform such duties as the Board of Directors or the Chairman of the Board of Directors may specify. If the office of President is vacant, the Chairman of the Board of Directors shall have all of the powers and perform all acts incident to the office of the President.

Section 4.6 Vice Presidents and Other Officers. The Vice Presidents and other officers elected by the Board of Directors shall have such powers and perform such duties as the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the Vice Chairman of the Board of Directors or the President may specify. In the absence of the Chairman of the Board of Directors, the Chief Executive Officer, the Vice Chairman of the Board of Directors and the President, or during their inability to act, such Vice Presidents and other officers may exercise, subject to the control of the Board of Directors, the powers and duties of the Chairman of the Board of Directors, the Chief Executive Officer, the Vice Chairman of the Board of Directors and the President. The Vice Presidents and other officers appointed by the Executive Committee shall have such powers and perform such duties as the entity that appointed them or any officers to whom they report, directly or indirectly, may specify.

Section 4.7 Secretary. The Secretary shall attend all meetings of the shareholders and of the Board of Directors and shall keep careful records of all such meetings, the proceedings of which shall be transcribed into the minute book of the Corporation over the Secretary's signature. The Secretary shall have custody of the corporate seal and of all books, documents, and papers of the Corporation committed to his or her charge. The Secretary shall cause all notices to be given to shareholders and to directors of the Corporation as may be required by law or these bylaws. The Secretary shall make such reports, have such other powers and perform such other duties as are authorized or required by law or as the Board of Directors may specify. The Secretary may delegate to one or more Assistant Secretaries any of the Secretary's powers and duties. In the absence of the Secretary or during the Secretary's inability to act, the Secretary's powers and duties shall be performed by one or more Assistant Secretaries.

Section 4.8 Treasurer. The Treasurer shall have the custody and care of, and shall manage and invest, all the money, securities, and funds of the Corporation. To the extent not invested in stocks, bonds or other securities, the Treasurer shall deposit the money and funds of the Corporation in such bank or banks or depositories as the Board of Directors may designate, provided that the Board of Directors may delegate to the Treasurer, subject to such limitations as it may from time to time prescribe, the power to designate such bank or banks or depositories. Under the direction of the Board of Directors, the Treasurer shall pay out and dispose of all drafts, notes, checks, warrants, and orders for the payment of money; render such statements to the Board of Directors as it shall require; and have such other powers and perform such other duties as the Board of Directors may specify or which are authorized or required of the Treasurer by law. The Treasurer may delegate any of the Treasurer's powers and duties to one or more Assistant Treasurers and, if authorized by the Board of Directors, any officer or agent of the Corporation. If required by the Board of Directors, the Treasurer and any Assistant Treasurer shall give bond for the faithful discharge of his or her duties in such amount as may be fixed by the Board of Directors and with such surety as may be approved by the Board of Directors. In the absence of the Treasurer or during the Treasurer's inability to act, the Treasurer's powers and duties shall be performed by one or more Assistant Treasurers.

Section 4.9 Controller. The Controller shall keep or cause to be kept all books of account and accounting records of the Corporation. The Controller shall periodically render to the Board of Directors financial statements and reports covering the results of the operations of the Corporation. Subject to the control of the Board of Directors, the Controller shall determine all accounting policies and procedures, including, without limiting the generality of the foregoing, matters relating to depreciation, depletion, valuation of inventories, the method of creating reserves and accruals, and the establishment of the value of land, buildings, equipment, securities and other assets and shall perform all other acts authorized or required of the Controller by law and shall have such other powers and perform such other duties as the Board of Directors may specify. The Controller may delegate to one or more Assistant Controllers any of the Controller's powers and duties. In the absence of the Controller or during Controller's inability to act, the Controller's powers and duties shall be performed by one or more Assistant Controllers. If the office of Controller is vacant, the Controller's duties shall be performed by the officer designated by the Board of Directors.

Section 4.10 Vacancies. Vacancy in any office or position by reason of death, resignation, removal, disqualification or any other cause, shall be filled in the manner provided in this Article for regular election or appointment to such office.

Section 4.11 Delegation of Duties. In case of the absence of any officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate for the time being the powers and duties, or any of them, of such officer to any other officer or director or other person whom it may select.

ARTICLE V

MISCELLANEOUS CORPORATE TRANSACTIONS AND DOCUMENTS

Section 5.1 Borrowing. No officer, agent or employee of the Corporation shall have any power or authority to borrow money on its behalf, to guarantee or pledge its credit, or to mortgage or pledge any of its real or personal property, except within the scope and to the extent of such authority as may be delegated by the Board of Directors. Authority may be granted by the Board of Directors for any of the above purposes and may be general or limited to specific instances.

Section 5.2 Execution of Instruments. All properly authorized notes, bonds, drafts, acceptances, checks, endorsements (other than for deposit), guarantees, and all evidences of indebtedness of the Corporation whatsoever, and all deeds, mortgages, contracts and other instruments requiring execution by the Corporation may be signed by the Chairman of the Board of Directors, the Chief Executive Officer, the Vice Chairman of the Board of Directors, the President, any Vice President or the Treasurer; and authority to sign any such instruments, which may be general or confined to specific instances, may be conferred by the Board of Directors upon any other person or persons, subject to such requirements as to countersignature or other conditions, as the Board of Directors may from time to time determine. Facsimile signatures may be used on checks, notes, bonds or other instruments. Any person having authority to sign on behalf of the Corporation may delegate, from time to time, by instrument in writing, all or any part of such authority to any person or persons if authorized so to do by the Board of Directors. Unless otherwise delegated, the Board of Directors retains the authority to approve any and all transactions entered into on behalf of the Corporation.

Section 5.3 Voting and Acting with Respect to Stock and Other Securities Owned by the Corporation. The Chairman of the Board of Directors, the Chief Executive Officer, the Vice Chairman of the Board of Directors, the President, any Vice President or the Treasurer of the Corporation shall have the power and authority to vote and act with respect to all stock and other securities in any other corporation owned by the Corporation, unless the Board of Directors confers such authority, which may be general or confined to specific instances, upon some other officer or person. Any person so authorized shall have the power to appoint an attorney or attorneys, with general power of substitution, as proxies for the Corporation, with full power to vote and act on behalf of the Corporation with respect to such stock and other securities.

ARTICLE VI

INDEMNIFICATION

Section 6.1 Entitlement to Indemnification. The Corporation shall, to the extent that a determination of entitlement is made pursuant to, or to the extent that entitlement to indemnification is otherwise accorded by, this Article, indemnify every person who was or is a director, officer or employee of the Corporation (hereinafter referred to as the "Indemnitee") who was or is involved in any manner (including, without limitation, as a party or a witness), or is threatened to be made so involved, in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, any investigation, claim, action, suit or proceeding by or in the right of the Corporation) by reason of the fact that the Indemnitee is or was a director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or other representative of another corporation, partnership, joint venture, trust, employee benefit plan or other entity (such investigation, claim, action, suit or proceeding hereinafter being referred to as a "Proceeding") against any expenses and any liability actually and in good faith paid or incurred by such person in connection with such Proceeding; provided, that indemnification may be made with respect to a Proceeding brought by an Indemnitee against the Corporation only as provided in the last sentence of this Section 6.1. As used in this Article, the term "expenses" shall include fees and expenses of counsel and all other expenses (except any liability) and the term "liability" shall include amounts of judgments, fines or penalties and amounts paid in settlement. Indemnification may be made under this Article for expenses incurred in connection with any Proceeding brought by an Indemnitee against the Corporation only if (1) the Proceeding is a claim for indemnification under this Article or otherwise, (2) the Indemnitee is successful in whole or in part in the Proceeding for which expenses are claimed, or (3) the indemnification for expenses is included in a settlement of, or is awarded by a court in, a Proceeding to which the Corporation is a party.

Section 6.2 Advancement of Expenses. All expenses incurred in good faith by or on behalf of the Indemnitee with respect to any Proceeding shall, upon written request submitted to the Secretary of the Corporation, be advanced to the Indemnitee by the Corporation prior to final disposition of such Proceeding, subject to any obligation which may be imposed by law or by provision in the Articles, bylaws, an agreement or otherwise to repay the Corporation in certain events.

Section 6.3 Indemnification Procedure.

(a) To obtain indemnification under this Article, an Indemnitee shall submit to the Secretary of the Corporation a written request, including such supporting documentation as is reasonably available to the Indemnitee and reasonably necessary to the making of a determination of whether and to what extent the Indemnitee is entitled to indemnification. The Secretary of the Corporation shall promptly thereupon advise the General Counsel in writing of such request.

(b) The Indemnitee's entitlement to indemnification shall be determined by a Referee (selected as hereinafter provided) in a written opinion. The Referee shall find the Indemnitee entitled to indemnification unless the Referee finds that the Indemnitee's conduct was such that, if so found by a court, indemnification would be prohibited by Pennsylvania law.

(c) "Referee" means an attorney with substantial expertise in corporate law who neither presently is, nor in the past five years has been, retained to represent: (i) the Corporation or the Indemnitee, or an affiliate of either of them, in any matter material to either such party, except to act as a Referee in similar proceedings, or (ii) any other party to the Proceeding giving rise to a claim for indemnification under this Article. The Corporation's General Counsel, if Disinterested (as hereinafter defined), or if not, the Corporation's senior officer who is Disinterested, shall propose a Referee. The Secretary of the Corporation shall notify the Indemnitee of the name of the Referee proposed, whose appointment shall become final unless the Indemnitee, within 10 days of such notice, reasonably objects to such Referee as not being qualified, independent or unbiased. If the Corporation and the Indemnitee cannot agree on the selection of a Referee, or if the Corporation fails to propose a Referee, within 45 days of the submission of a written request for indemnification, the Referee shall be selected by the American Arbitration Association. The General Counsel or a senior officer shall be deemed "Disinterested" if not a party to the Proceeding and not alleged in the pleadings as to the Proceeding to have participated in the action, or participated in the failure to act, which is the basis for the relief sought in the Proceeding.

(d) Notwithstanding any other provision of this Article, to the extent that there has been a determination by a court as to the conduct of an Indemnitee such that indemnification would not be prohibited by Pennsylvania law, or if an Indemnitee would be entitled by Pennsylvania law to indemnification, the Indemnitee shall be entitled to indemnification hereunder.

(e) A determination under this Section 6.3 shall be conclusive and binding on the Corporation but not on the Indemnitee.

Section 6.4 Partial Indemnification. If an Indemnitee is entitled under any provision of this Article to indemnification by the Corporation of a portion, but not all, of the expenses or liability resulting from a Proceeding, the Corporation shall nevertheless indemnify the Indemnitee for the portion thereof to which the Indemnitee is entitled.

Section 6.5 Insurance. The Corporation may purchase and maintain insurance to protect itself and any Indemnitee against expenses and liability asserted or incurred by any Indemnitee in connection with any Proceeding, whether or not the Corporation would have the power to indemnify such person against such expense or liability by law, under an agreement or under this Article. The Corporation may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification.

Section 6.6 Agreements. The Corporation may enter into agreements with any director, officer or employee of the Corporation, which agreements may grant rights to the Indemnitee or create obligations of the Corporation in furtherance of, different from, or in addition to, but not in limitation of, those provided in this Article, without shareholder approval of any such agreement. Without limitation of the foregoing, the Corporation may obligate itself

(1) to maintain insurance on behalf of the Indemnitee against certain expenses and liabilities and (2) to contribute to expenses and liabilities incurred by the Indemnitee in accordance with the application of relevant equitable considerations to the relative benefits to, and the relative fault of, the Corporation.

Section 6.7 Miscellaneous. The entitlement to indemnification and advancement of expenses provided for in this Article (1) shall be a contract right, (2) shall not be exclusive of any other rights to which an Indemnitee may otherwise be entitled under any Article, bylaw, agreement, vote of shareholders or directors or otherwise, (3) shall continue as to a person who has ceased to be a director, officer or employee and (4) shall inure to the benefit of the heirs and legal representatives of any person entitled to indemnification or advancement of expenses under this Article.

Section 6.8 Construction. If any provision of this Article shall be held to be invalid, illegal or unenforceable for any reason (1) such provision shall be invalid, illegal or unenforceable only to the extent of such prohibition and the validity, legality and enforceability of the remaining provisions of this Article shall not in any way be affected or impaired thereby, and (2) to the fullest extent possible, the remaining provisions of this Article shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

Section 6.9 Effectiveness. This Article shall apply to every Proceeding other than a Proceeding filed prior to January 27, 1987, except that it shall not apply to the extent that Pennsylvania law does not permit its application to any breach of performance of duty or any failure of performance of duty by an Indemnitee occurring prior to January 27, 1987.

Section 6.10 Amendment. This Article may be amended or repealed at any time in the future by vote of the directors without shareholder approval; provided, that any amendment or repeal, or adoption of any Article of the Restated Articles or any other bylaw of the Corporation, which has the effect of limiting the rights granted to directors under this Article, ~~shall require the affirmative vote of at least 80% of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote in an annual election of directors, voting together as a single class. Any amendment or repeal, or such Article or other bylaw, limiting the rights granted under this Article~~ shall operate prospectively only, and shall not limit in any way the indemnification provided for herein with respect to any action taken, or failure to act, by an Indemnitee prior thereto.

ARTICLE VII

CAPITAL STOCK

Section 7.1 Share Certificates. Every holder of fully-paid stock of the Corporation shall be entitled to a certificate or certificates, to be in such form as the Board of Directors may from time to time prescribe, and signed (in facsimile or otherwise, as permitted by law) by the Chairman of the Board of Directors, the Chief Executive Officer, the Vice Chairman of the Board of Directors, the President or any Vice President and also by the Secretary or the Treasurer or an Assistant Secretary or an Assistant Treasurer, which certificate or certificates shall represent and certify the number of shares of stock owned by such holder. In case any officer, transfer agent or registrar who has signed (in facsimile or otherwise, as permitted by law) any share certificate shall cease to be such officer, transfer agent or registrar before the certificate is issued, it may be issued by the Corporation with the same effect as if the officer, transfer agent or registrar had not ceased to be such at the date of its issue. The Board of Directors may authorize the issuance of certificates for fractional shares or, in lieu thereof, scrip or other evidence of ownership, which may (or may not) as determined by the Board of Directors entitle the holder thereof to voting, dividends or other rights of shareholders.

Section 7.2 Transfer of Shares. Transfers of shares of stock of the Corporation shall be made on the books of the Corporation only upon surrender to the Corporation of the certificate or certificates for such shares properly endorsed by the shareholder or by the shareholder's assignee, agent or legal representative, who shall furnish proper evidence of assignment, authority or legal succession, or by the agent of one of the foregoing thereunto duly authorized by an instrument duly executed and filed with the Corporation in accordance with regular commercial practice.

Section 7.3 Holders of Record. The Corporation shall be entitled to treat the holder of record of any share or shares of stock of the Corporation as the holder and owner in fact thereof for all purposes and shall not be bound to recognize any equitable or other claim to or interest in any share on the part of any person other than the registered holder thereof, whether or not it shall have express or other notice thereof, except as expressly provided by law. The Board of Directors may fix a record date, within any applicable limits imposed by law or the Restated Articles of Incorporation, for the determination of shareholders for any purpose, including meetings, payment of dividends, allotment of rights and reclassification, conversion or exchange of shares. The Board of Directors may adopt a procedure whereby a shareholder of the Corporation may certify in writing to the Corporation that all or a portion of the shares registered in the name of the shareholder are held for the account of a specified person or persons. The resolution of the Board of Directors adopting such a procedure may set forth: (1) the classification of shareholder who may certify; (2) the purpose or purposes for which the certification may be made; (3) the form of certification and information to be contained therein; (4) if the certification is with respect to a record date, the time after the record date within which the certification must be received by the Corporation; and (5) such other provisions with respect to the procedure as are deemed necessary or desirable. Upon receipt by the Corporation of a certification complying with the procedure, the persons specified in the certification shall be deemed, for the purposes set forth in the certification, to be the holders of record of the number of shares specified in place of the shareholder making the certification.

Section 7.4 Replacement. Each duly appointed transfer agent and registrar of the Corporation may issue and register, respectively, from time to time, without further action or approval by or on behalf of the Corporation, new certificates of stock of the Corporation to replace certificates claimed to have been lost, stolen, or destroyed, upon receipt by the transfer agent of an Affidavit of Loss and Bond of Indemnity in such amount and upon such terms as may be required by the transfer agent to protect the Corporation, the transfer agent and registrar against all loss, cost or damage arising from the issuance of such new certificates, provided that a Bond of Indemnity shall not be required where not more than five shares of stock are involved.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Description of Seal. The corporate seal of the Corporation shall be inscribed with the name of the Corporation, and the words "Corporate Seal," and may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

Section 8.2 Fiscal Year. The fiscal year of the Corporation shall be the calendar year.

Section 8.3 Adoption, Amendment or Repeal of Bylaws. Except as otherwise provided by law, in the Restated Articles of Incorporation or in these bylaws, new or additional bylaws may be adopted and these bylaws may be amended or repealed by action of the Board of Directors at any regular or special meeting, subject to the power of the shareholders to change such action.

Section 8.4 Exclusive Forum.

(a) Venue in the following actions and proceedings shall be solely and exclusively in the Pennsylvania Court of Common Pleas of the judicial district embracing the county in which the registered office of the Corporation is located (the "Court") (or, if the Court lacks jurisdiction, the federal district court for the district that includes that county):

(i) any derivative action or proceeding brought on behalf of the Corporation;

(ii) any action or proceeding asserting a claim of breach of duty owed by any director, officer, or other employee of the Corporation to the Corporation or its shareholders;

(iii) any action or proceeding asserting a claim against the Corporation or against any director, officer, or other employee of the Corporation (i) arising under any provision of the Pennsylvania Associations Code, Title 15 Pa Con. Stat, or the Restated Articles of Incorporation or these bylaws, or (ii) governed by the internal affairs doctrine; and

(iv) any other action or proceeding under the Pennsylvania Associations Code, with respect to which the Pennsylvania Associations Code provides that the Court may or shall hear or determine the action or proceeding.

The provisions of this Section 8.4 are severable. The invalidity of any provision of this Section, or the unenforceability of any provision against any person or in any circumstance, shall not invalidate the remaining portions of this Section or cause this Section to be unenforceable against any other person or in any other circumstance.

Notwithstanding the foregoing, the Corporation may consent in writing to the selection of an alternative forum.

(b) If any action or proceeding the subject matter of which is within the scope of paragraph (a) above is filed in a court other than the Court (or, if the Court lacks jurisdiction, the federal district court for the district that includes the county in which the registered office of the Corporation is located) (a "Foreign Action") in the name of any shareholder of the Corporation, such shareholder shall be deemed to have consented to (i) the personal jurisdiction of the Court (or, if the Court lacks jurisdiction, the federal district court for the district that includes the county in which the registered office of the Corporation is located) in connection with any action brought in any such court to enforce paragraph (a) above (an "Enforcement Action") and (ii) having service of process made upon such shareholder in any such Enforcement Action by service upon such shareholder's counsel in the Foreign Action as agent for such shareholder. For purposes of this Section 8.4, "shareholder" shall include a beneficial owner of shares of the Corporation.

CERTIFICATE

I, _________________________, Assistant Secretary of PPG Industries, Inc., a Pennsylvania corporation, hereby certify that the foregoing is a true and correct copy of the bylaws of the Corporation.

Witness my hand and the corporate seal of the Corporation this ____ day of _________________.

____

Assistant Secretary